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                             January 11, 2021

       Erik S. Nelson
       Chief Executive Officer
       Sandy Springs Holdings, Inc.
       2030 POWERS FERRY ROAD SE, SUITE #212
       ATLANTA, GA 30339

                                                        Re: Sandy Springs
Holdings, Inc.
                                                            Registration
Statement on Form 10-12G
                                                            Filed October 27,
2020
                                                            File No. 000-56220

       Dear Mr. Nelson:

               We have reviewed your December 17, 2020 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

            After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       November 23, 2020 letter.

       Form 10-12G filed October 27, 2020

       Audited Financial Statements for the Year Ended August 31, 2020 and the Period Ended July 31,
       2020, page F-1

   1. We note your response to comment 1. Please tell us how you considered the guidance in
                                                        ASC 805-50-45 when
presenting your financial statements given the entities described in
                                                        Note 1, that were part
of the reorganization, were all controlled by Eric Nelson, CEO and
                                                        President.




                                                        You may contact Peter
McPhun at 202-551-3581 or Isaac Esquivel at 202-551-3395 if
 Erik S. Nelson
Sandy Springs Holdings, Inc.
January 11, 2021
Page 2

you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or David Link at 202-551-3356 with any other questions.



                                                          Sincerely,
FirstName LastNameErik S. Nelson
                                                          Division of
Corporation Finance
Comapany NameSandy Springs Holdings, Inc.
                                                          Office of Real Estate
& Construction
January 11, 2021 Page 2
cc:       Michael Littman, Esq.
FirstName LastName